December 16, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

	RE:	Chico’s FAS, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed March 20, 2013
File No. 001-16435

Dear Ms. Jenkins:

We are in receipt of the November 13, 2013 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Chico’s FAS, Inc. (the “Company”) in connection with the Staff’s review of the Company’s 2012 Form 10-K and Schedule 14A. We respectfully submit the following responses to the comments reflected in the Letter.

For your convenience, we have repeated below the specific comments that the Staff made in the Letter in boldface type and have set forth our responses immediately following the applicable comment.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses. Please feel free to call us at the telephone number listed at the end of this letter.

U.S. Securities and Exchange Commission

December 16, 2013

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

Net Sales, page 22

1.	We note you present net sales for Chico’s/Soma Intimates on a combined basis along with WH|BM and Boston Proper. We note that each brand is separately discussed in Item 1. Business and you provide information on the retail stores by brand and each brand has its own dedicated website. Additionally, we note in the transcript furnished on Form 8-K of your earnings conference call on February 28, 2013 management discussed the growth and double-digit comps in your Soma stores. Please revise your net sales discussion to present Chico’s and Soma Intimates brands separately to provide insight in the underlying trends. Please provide us with proposed disclosure to be included in future filings.

Company’s Response:

We have reviewed the Staff’s comment relating to our presentation of net sales on a combined basis for Chico’s/Soma Intimates and have considered the comment in relation to the requirements of Item 303(a)(3) of Regulation S-K, as well as the guidance set forth in Sections I. B. and III B. 1. of the Commission’s Interpretive Release No. 33-8350 (2003) relating to the content and focus of Management’s Discussion and Analysis (“MD&A”). Consistent with these requirements, we disclose the material components of net sales and the key drivers of the change in our net sales within MD&A as is appropriate for an understanding of our business. In fiscal 2012 those components included net sales for the Chico’s/Soma Intimates brands, White House | Black Market brand (“WH|BM”) and Boston Proper brand and the drivers included comparable sales for the Chico’s/Soma Intimates brands, comparable sales for the WH|BM brand, new store openings, incremental sales from the Boston Proper brand and net sales attributable to the fifty-third week.

We acknowledge the Staff’s observation that we separately discuss the Soma Intimates brand (“Soma”) in describing our business as well as in our earnings call, which is consistent with its identification as a separate operating segment. As background, Soma originated as ‘Soma by Chico’s’ in 2003 and initially had a strong association with Chico’s. Soma primarily targeted the Chico’s brand customer through past use of the sister store concept, which consisted of placing Soma stores within existing, oversized Chico’s stores and use of the pass-through store concept, whereby adjacent Soma and Chico’s stores are connected via a doorway. Due to this relationship, since the inception of Soma the two brands have been presented on a combined basis.

In recognition of your commentary, we will revise our MD&A net sales discussion prospectively to highlight the comparable sales trend for Chico’s and Soma separately. For example, our 2013 MD&A total net sales change commentary may read as follows: “The Chico’s/Soma Intimates brands’ comparable sales increased/decreased x.x%, which followed a 7.5% increase in fiscal 2012, and the WH|BM brand’s comparable sales increased/decreased x.x%, which followed a 6.5% increase for fiscal 2012. For fiscal 2013, the Chico’s brand experienced a low/mid-single digit comparable sales increase/decrease and the Soma Intimates brand experienced a double-digit comparable sales increase.” We believe this additional disclosure, in combination with our disclosures of other key drivers of net sales, provides the reader with appropriate insight into the drivers of our changes in total sales.

U.S. Securities and Exchange Commission

December 16, 2013

Executive Compensation, page 58

1.	We note the substantial increase in restricted stock awards for the fiscal year ended January 31, 2012 as disclosed in the summary compensation table on page 49 of your proxy statement filed May 10, 2013. However, it is unclear how the restricted stock awards were determined. Please provide us with and in your future filings, as applicable, include substantive analysis and insight into how your Compensation Committee made its restricted stock grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the restricted stock grants that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Company’s response:

As an initial matter, we assume for the purposes of this response that the Staff is referring to the fiscal year that ended on February 2, 2013 (“fiscal 2012”) because that is the fiscal year in which the reported value of the restricted stock awards increased.

We have reviewed the Staff’s comment relating to the restricted stock awards as disclosed in the summary compensation table on page 49 of our 2013 Proxy and have considered the comments in relation to the requirements of subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Consistent with these requirements, our Compensation Discussion and Analysis (“CD&A”) section of the 2013 Proxy discloses each element of compensation paid to our NEOs and how we determined the amount to pay for each element. For example, as set forth on pages 43-45 of the 2013 Proxy, the CD&A provides an extensive disclosure about why and how we award stock-based compensation.

With regard to the Staff’s comment about the increase in restricted stock awards in fiscal 2012, we would respectfully draw the Staff’s attention to page 44 of the 2013 Proxy where we disclosed that in fiscal 2012 we discontinued the routine issuance of stock options and added performance share units (PSUs”) as a part of the equity compensation for NEOs. As described in the CD&A, beginning in fiscal 2012, 50% of each NEOs target equity opportunity consisted of time-based restricted stock and the other 50% of the target equity opportunity consisted of PSUs where NEOs have the opportunity to earn between 0 – 125% of the targeted number of performance share units with the actual number of performance share units based on the Company’s RONA targets as set forth under the Company’s bonus plan. Thus, the summary compensation table in the CD&A discloses the aggregate grant date fair value of the restricted stock and PSU awards for fiscal 2012, but does not disclose any value for stock option awards because we did not issue any stock options to NEOs in fiscal 2012. Unlike stock options, PSUs are considered full-value shares and our change from issuing stock options to issuing full value shares is one reason for the change in the value of restricted stock awards granted from fiscal 2011 to fiscal 2012.

With regard to the Staff’s comment about how the restricted stock awards were determined, we would respectfully draw the Staff’s attention to pages 43 – 44 of our 2013 Proxy where we disclose that awards of shares of restricted stock and performance share units are granted to NEOs based on external market data and internal fairness considerations and that restricted stock and performance share unit awards can vary among the NEOs. We further note in the CD&A that while we have established guidelines for the amount of equity we grant to the NEOs, factors such as performance and responsibilities of individual NEOs and general industry practices play an integral role in the determination of the number of restricted stock and performance share units awarded to any individual NEO. In determining the size of any individual stock-based awards, the Compensation and Benefits Committee also considers the amount of stock-based awards outstanding and previously granted, the amount of stock-based awards remaining available for grants under the 2012 Omnibus Plan, the aggregate amount of current awards, and the amount of awards believed necessary to attract and retain key talent.

Also, on page 45 of the 2013 Proxy, we specifically note that in fiscal 2012 one NEO, Ms. Murray, received a special grant of 25,000 shares of restricted stock in recognition of her leadership of the Company’s largest brand and that another NEO, Ms. Van Brunt, received a special grant of 100,000 shares of restricted stock as a retention grant and in recognition of her leadership of the Soma brand. These special grants also explain why the values of the restricted stock awards are higher for Ms. Murray and especially for Ms. Van Brunt.

We believe these disclosures provide meaningful insight into how restricted stock and PSU awards are made and meet both the letter and spirit of the applicable disclosure regulations.

U.S. Securities and Exchange Commission

December 16, 2013

2.	We note from your discussion under “Performance-based Awards” on page 44 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the return on net asset targets to be achieved in order for your named executive officers to earn their respective performance stock units under your Bonus Plan. Please identify those targets and provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Company’s response:

In response to the Staff’s comment, the Company would note that we previously addressed the bonus metrics targets issue with the Staff in 2008 and amended our CD&A accordingly. Since 2008, the Annual Cash Incentive Bonuses section of the CD&A has included a chart setting forth and discussing the targeted financial performance for the various elements under the Company’s bonus plan.1 The chart and the disclosure of the target financial performance for the various bonus metrics were the result of a previous comment from the Staff (January 29, 2008), and our response thereto (February 12, 2008). Since then, the bonus metrics in the chart have evolved, but the targets have always been expressed in relation to the prior year’s actual performance for each metric.

We arrived at this disclosure level because it is the Company’s policy, except in very limited circumstances, not to disclose the specifics of the Company’s financial performance expectations. As is the case for many companies, these financial performance expectations may or may not coincide with the Company’s targets for incentive stock award purposes. The Company believes that disclosure of the Company’s internal targets that are the basis for incentive awards not yet earned may be misleading to investors and others and may have unfavorable and unintended consequences.

In the Annual Cash Incentive Bonuses section of the CD&A, we also include a detailed discussion of the likelihood of achieving the various targets in the Company’s Bonus Plan.2 We note, however, that this discussion and the chart on page 42 are not repeated or referred to in the Performance-based Awards section of the CD&A. The Company will update its future filings to expand the discussion in the Performance-based Awards section of the CD&A to include a cross reference to the Annual Cash Incentive Bonuses section.

For example, our CD&A commentary on performance –based awards in the 2014 Proxy might read as follows (updates from the 2013 Proxy are underlined): Beginning in 2012, all NEOs have PSUs as a part of their equity compensation. NEOs will have the opportunity to earn between 0 – 125% of the targeted number of PSUs, with the actual number of PSUs earned based on the Company’s RONA targets as set forth under the Company’s Bonus Plan. Generally, 50% of each executive’s target equity opportunity in fiscal 2013 was in the form of PSUs. For a complete discussion of the details about the RONA target and the likelihood of the Company achieving the RONA target, please see page      of this proxy statement.

[1]	See p. 42 of the 2013 Proxy. The targeted financial performance for the various bonus measures are expressed as an increase over the prior fiscal year’s actual performance for each metric.
[2]	See page 41 of the 2013 Proxy.

U.S. Securities and Exchange Commission

December 16, 2013

Finally, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4947.

Sincerely,

/s/ Pamela K Knous
Pamela K Knous
Executive Vice President,
Chief Financial Officer